5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
January 25, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director
Re:	Allis-Chalmers Energy Inc. Registration Statement on Form S-3 Filed November 9, 2009 File No. 333-162980
Ladies and Gentlemen:
     We have received the letter dated January 12, 2010, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc., pursuant to which the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments on the registration statement on Form S-3 that we filed with the SEC on November 9, 2009 (File No. 333-162980), and amended by filing Amendment No. 1 thereto on December 16, 2009.
     As indicated on the cover page of the registration statement, we had intended that this registration statement would serve to register offerings on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. However, as indicated in their comment letter, the Staff has informed us that they do not believe we are currently eligible to use Form S-3. We are aware that primary offerings on a delayed or continuous basis pursuant to Rule 415 may not be registered using another form. Furthermore, we confirm that no securities have been sold in any offering contemplated by this registration statement.
     Accordingly, pursuant to Rule 477 under the Securities Act of 1933, we hereby apply to withdraw such registration statement, together with all amendments thereto. We respectfully request that the SEC issued an order granting the withdrawal of this registration statement as soon as reasonably possible.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (713) 369-0555 and via mail at 5075 Westheimer, Suite 890, Houston, Texas 77056, with a copy to Henry Havre of Andrews Kurth LLP, via

Securities and Exchange Commission
Division of Corporation Finance
January 25, 2010

facsimile at (713) 238-7279 and via mail at Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002.
     If you have questions regarding the foregoing application for withdrawal, please call me at (713) 715-4286 or Henry Havre at Andrews Kurth LLP, outside counsel to the Registrant, at (713) 220-4368. We thank you in advance for your prompt consideration.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Theodore F. Pound III
Theodore F. Pound III
General Counsel and Secretary

cc:	Parker Morrill, SEC Robert V. Jewell and Henry Havre, Andrews Kurth LLP